SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 28 March 2013

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

IHG ANNOUNCES SALE OF
 INTERCONTINENTAL LONDON PARK LANE FOR £301.5m ($457m*)

28 March 2013 - InterContinental Hotels Group PLC (IHG) [LON:IHG, NYSE:IHG (ADRs)] today announces it has agreed to sell InterContinental London Park Lane ("the Hotel") to Constellation Hotel (Opco) UK S.A., which is an affiliate of Constellation Hotels Holding Limited, a Middle Eastern private investment group.  IHG's leasehold interest in the Hotel has been sold for gross cash proceeds of £301.5m ($457m*), 62% above 31 December 2012 net book value.

IHG has secured a 30 year management contract on the Hotel, with three ten year extension rights at IHG's discretion, giving an expected contract length of 60 years.  Management fees are expected to be approximately £4m ($6m*) per annum.

The Hotel was opened in 1975 as a purpose built InterContinental and has been wholly owned by IHG since 1999.  The Hotel generated revenues of $89m, EBITDA of $39m and EBIT of $33m in 2012.

The transaction is expected to complete in the second quarter of 2013, subject to the satisfaction of certain standard conditions.  The proceeds will be used for general corporate purposes, with £61m ($93m*) used to provide security over UK pension liabilities which were previously secured against the hotel.

IHG indicated in November 2012 that the Hotel would be the next major asset considered for sale and announced on 19 February that the Hotel was being actively marketed for disposal.  Since becoming a standalone company in April 2003, on completion of this disposal IHG will have sold 191 hotels for proceeds of $6.1bn.

Richard Solomons, Chief Executive of IHG, commented:

"The transaction we have announced today to sell InterContinental London Park Lane highlights the value of our asset portfolio and the attractiveness of InterContinental as one of the world's leading luxury hotel brands.  It is another step in our long standing commitment to reduce the capital intensity of IHG.  We are very pleased to be working closely with Constellation Hotels, a respected hotel investor, who will be a great partner and with whom we look forward to building a long term relationship."

*$ equivalents have been converted at current exchange rates with final $ amounts dependent on the exchange rate on the date of completion

Transaction Details:
1. The purchasing entity is Constellation Hotel (Opco) UK S.A..

2. The Hotel has 447 guest rooms.

3. The net book value of the assets sold was £186.6m ($302m) as at 31 December 2012.

4.   At current exchange rates the transaction will give rise to an estimated group reported exceptional pre-tax profit on disposal of c.$150m*, with an exceptional non-cash tax charge estimated at c.$30m*.

5. Net cash proceeds are expected to be c.$446m* after:

a. Estimated transaction costs of c.$9m*;

b. Estimated payment of $2m* to settle the pension liabilities of current and former hotel employees.

                      Note : $93m* of the cash proceeds will be used to provide security over UK pension liabilities which were previously secured against the Hotel.

6. The Hotel assets have been sold on a 16.3.x post fees and post FF&E reserve 2012 EBITDA multiple.

For further information please contact:

Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Media Relations (Yasmin Diamond; Tom Curry): +44 (0)1895 512426

Notes to Editors:

IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with nine hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, EVEN™ Hotels and HUALUXE™ Hotels & Resorts. IHG also manages Priority Club® Rewards, the world's first and largest hotel loyalty programme with over 71 million members worldwide.

IHG franchises, leases, manages or owns over 4,600 hotels and more than 675,000 guest rooms in nearly 100 countries and territories. With more than 1,000 hotels in its development pipeline, IHG expects to recruit around 90,000 people into additional roles across its estate over the next few years.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

Visit www.ihg.com for hotel information and reservations and www.priorityclub.com for more on Priority Club Rewards. For our latest news, visit www.ihg.com/media, www.twitter.com/ihg, www.facebook.com/ihg or www.youtube.com/ihgplc.

*$ equivalents have been converted at current exchange rates with final $ amounts dependent on the exchange rate on the date of completion.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	28 March 2013